# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: REGIONAL HEALTH PROPERTIES, INC., CIK 0001004724
CUSIP: 75903M861
Title of class of securities: Series D 8% Cumulative Redeemable Participating Preferred Stock
Address of issuer's principal executive offices: 1050 CROWN POINTE PARKWAY, SUITE 720, ATLANTA, Georgia (GA), 30338
Date of event which requires filing of this statement: 08/14/2025
Filed by CIK 0001402258
Persons authorized to receive notices and communications: Charles L. Frischer, 3156 East Laurelhurst Drive, NE, Seattle, Washington (WA), 98105, 917-528-1465

## Reporting persons
- Charles Frischer (CIK 0001402258): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: personal funds (PF); sole voting power 138,300; shared voting power 0; sole dispositive power 138,300; shared dispositive power 0; aggregate amount beneficially owned 138,300 (9.8% of the class)

## Item 1. Security and Issuer
Title of class of securities: Series D 8% Cumulative Redeemable Participating Preferred Stock
Name of issuer: REGIONAL HEALTH PROPERTIES, INC.
Address of issuer's principal executive offices: 1050 CROWN POINTE PARKWAY, SUITE 720, ATLANTA, Georgia (GA), 30338
Comment: This Schedule 13D relates to shares of Series D 8% Cumulative Redeemable Participating Preferred Stock, no par value (the "Shares") of Regional Health Properties, Inc., a Georgia corporation (the "Issuer"). The principal executive offices of the Issuer are located at 1050 Crown Pointe Parkway, Suite 720, Atlanta, Georgia 30338.

## Item 2. Identity and Background
Name of person filing: This statement is being filed by Charles Frischer, an individual.
Residence or business address: The principal business address of each of the filers is 3156 East Laurelhurst Drive, NE, Seattle, WA 98105.
Present principal occupation or employment: The principal business of Charles Frischer is private investing.
Criminal convictions in the last five years: During the past five years, the Reporting Person has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.
Civil proceedings (securities laws) in the last five years: During the past five years, the Reporting Person has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.
Citizenship: Mr. Frischer is a citizen of the United States.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The total consideration required to acquire the Shares acquired by Mr. Frischer was (i) $76,585.86 in cash and (ii) 169,544 shares of common stock of SunLink Health Systems, Inc. ("SunLink") which were converted into Shares as part of the merger of SunLink with and into the Issuer (the "Merger").

## Item 4. Purpose of Transaction
Purpose of transaction: Mr. Frischer acquired the Shares reported herein with a view to making a profit on his or its investment. Mr. Frischer intends to review his investment in the Issuer on a continuing basis and may engage in discussions with management, the Issuer's board of directors, other shareholders of the Issuer and other relevant parties concerning the Issuer's business, operations, governance, management, strategy and future plans. Depending on various factors including, without limitation, the Issuer's financial position, future actions taken by the Issuer's board of directors, price levels of the Shares, other available investment opportunities, conditions in the securities market and general economic and industry conditions, Mr. Frischer may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, seeking representation on the Issuer's board of directors, changes in management of the Issuer and potential strategic transactions by the Issuer.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
As of the date of this Schedule 13D, Mr. Frischer owns 138,300 Shares representing approximately 9.8% of the outstanding Shares. The percentages set forth above and on the cover page hereto represent percentages of the outstanding Shares based on a total of 1,408,120 Shares outstanding at August 14, 2025 as reported in the Issuer's Current Report on Form 8-K filed with the Securities and Exchange Commission on August 14, 2025.

Mr. Frischer has sole voting power and sole investment power with respect to 138,300 Shares.
Number of shares as to which each person has sole or shared power to vote or dispose:
As of the date of this Schedule 13D, Mr. Frischer owns 138,300 Shares representing approximately 9.8% of theoutstanding Shares. The percentages set forth above and on the cover page hereto represent percentages of theoutstanding Shares based on a total of 1,408,120 Shares outstanding at August 14, 2025 as reported in the Issuer'sCurrent Report on Form 8-K filed with the Securities and Exchange Commission on August 14, 2025.

Mr. Frischer has sole voting power and sole investment power with respect to 138,300 Shares.
Transactions in the class effected during the past sixty days: All but 18,499 of the Shares were issued by the Issuer in connection with the Merger. 18,499 Shares were purchased in a market transaction on August 15, 2025 for a purchase price of $4.14 per share.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Except as otherwise provided in this Schedule 13D, there are no contracts, arrangements, understandings or relationships among any of the Reporting Persons and between the Reporting Persons and any persons with respect to any securities of the Issuer.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: None

## Signatures
- Charles Frischer: /s/ Charles Frischer, Charles Frischer (08/18/2025)